Exhibit A

Ceragon Receives Additional $66 Million in Follow-on Orders from Tier 1 Mobile Operator in India

December 4, 2017

Ceragon Receives Additional $66 Million in Follow-on Orders from Tier 1 Mobile Operator in India

Ceragon’s IP-20 Platform continues to support aggressive network expansions by multiple operators aimed at addressing India’s data boom

Little Falls, New Jersey, December 4, 2017 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that it has recently received $66 Million in orders for its IP-20 Platform from a tier 1 operator in India. This order brings the total orders for Ceragon’s products and related professional services from tier 1 operators in India to over $100 million during the second half of 2017. India’s tier 1 operators continue to rely on the capabilities of the IP-20 Platform to accomplish massive wireless backhaul network expansions as quickly and simply as possible, while also providing the foundation for future network densification. Ceragon helps India’s operators to address the data boom challenge from their rapidly growing subscriber base – which is expected to aggressively continue over the next 2 years.

Shipments for these $66 Million follow-on orders will begin in December, and the company expects to be able to recognize approximately $10 million in revenue from these orders in the fourth quarter of 2017, with the balance of the revenue expected to be recognized mainly during the first half of 2018.  The receipt of these orders improves management’s visibility and reinforces its confidence in the expectation of a quarterly revenue run rate of between $75 and $80 million for the fourth quarter of 2017 and into 2018, as indicated during the third quarter results conference call on November 6, 2017.

By deploying IP-20 Platform Multicore backhaul radios, the operator can simplify installation and commissioning while providing high performance to deliver 4G services coverage with 500 Mbps to 1Gbps wireless backhaul as required in both urban and rural environments. To support the operator’s plans to aggressively expand its customer base, the IP-20 Platform enables 1-click doubling of capacity remotely, without the need to visit the sites, as well as achieving more capacity with one quarter of the amount of spectrum otherwise required. Ceragon’s Multicore technology addresses this operator’s focus on building a future-proof network that is ready to support LTE-Advanced-Pro massive MIMO with 2Gbps capacity over the backhaul infrastructure. This will allow it to further expand services and increase speeds to its subscribers while overcoming spectrum constraints that are typical in this region.

According to the GSMA, a prominent industry association, India is the fastest growing mobile market in the world, measured by subscriber growth. Its most recent report indicates that India is expected to add more than 200 million subscribers by 2020 (compared to the end of 2016), reaching only 65% penetration by that date. A second trend not captured by this statistic is the transformation of subscriber behavior from using mainly voice services to becoming consumers of vast amounts of data as network-based services become an essential part of everyday life. The combination of these two trends is causing a data boom that is posing significant challenges to all mobile operators in the region.

Ceragon Receives Additional $66 Million in Follow-on Orders from Tier 1 Mobile Operator in India

December 4, 2017

“Mobile operators in India face multiple challenges based on the need to address immediate requirements driven by the developing data boom, while also planning for future capacity needs in a dynamic market of rapid subscriber growth and scarce spectrum resources,” said Ira Palti, president and CEO of Ceragon. “Our IP-20 Platform is ideal to address these varied backhaul challenges simultaneously, and we are proud to again support a new phase in this massive multi-year rollout. The major role Ceragon is playing in the region is illustrated by these new orders, together with several large orders from this customer and other Indian operators received earlier in the year.”

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Ceragon Networks
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Ceragon Receives Additional $66 Million in Follow-on Orders from Tier 1 Mobile Operator in India

December 4, 2017

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This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with a decline in revenues; the risk of a decrease in the amount of business coming from a certain geographic region, from which a significant portion of Ceragon’s business is generated; the risk associated with the a change in Ceragon’s gross margin as a result of changes in the geographic mix of revenues; the risk associated with the loss of a single customer or customer group, which represents a significant portion of Ceragon’s revenues; the risk associated with Ceragon’s failure to effectively compete with other wireless equipment providers; the risk relating to the concentration of Ceragon's business in India, Latin America, Africa, and in developing nations and the political, economic and regulatory risks from doing business in those regions, including  potential currency restrictions; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.